EXHIBIT 99.1

Digihost Announces Month-Over-Month Increase in Cash and Crypto Position and Provides April 2024 Production Update

HOUSTON, May 01, 2024 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended April 30, 2024, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Michel Amar, Chairman and CEO of Digihost, commented, “The Company is pleased to announce that it has been able to increase and secure its overall cash and cryptocurrency position over the course of the last few months. Even though Digihost is facing similar challenges as other miners post-halving, the recent steps taken by the Company to diversify its revenue streams and partner on hosting agreements will allow it to pursue additional opportunities to enhance its computing power in an environmentally conscious manner.”

Monthly Production Highlights for April 2024

  The Company held cash, BTC and cash deposits of approximately $6.7 million as of April 30, 2024 (based on a BTC price of $60,970 as of April 30, 2024 per CoinMarketCap), as compared to $6.2 million as of March 31, 2024 (based on a BTC price of $71,200 as of March 30, 2024 per CoinMarketCap), representing an increase over the previous month of approximately 8%.
  Between self-mining and hosting agreements, miners at the Company’s facilities produced approximately 85 BTC during the month of April, representing a decrease of daily BTC mined during the month of approximately 6% compared to March 2024, as the Bitcoin halving event that occurred during the month of April reduced the rewards for mining. Despite the halving and the decline in the price of BTC throughout April, as compared to the previous month, the Company’s ending BTC position increased over the March 2024 balance by approximately $0.8 million.
  Spent approximately $0.2 million on capital expenditures and mining infrastructure support equipment. Digihost continues to monitor its capital expenditures closely with self-funding to limit equity dilution for its shareholders.
  Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power and is mining at hashrate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.